                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                            P. H. Glatfelter Company
        -------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
        -------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   377316 10 4
        -------------------------------------------------------------------
                                 (CUSIP NUMBER)

                         John J. Ehlinger, Jr., Esquire
                     Obermayer Rebmann Maxwell & Hippel, LLP
                     1617 John F. Kennedy Blvd., Suite 1900
                           Philadelphia, PA 19103-1895
                                  215-665-3082
        -------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 8, 2004
        -------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 377316 10 4

--------------------------------------------------------------------------------

      1.    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS.

            P. H. Glatfelter Family Shareholders' Voting Trust established pursuant to an Agreement dated as of July 1, 1993, and terminated on July 8, 2004.

--------------------------------------------------------------------------------

      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)

            (b)   X

--------------------------------------------------------------------------------

      3.    SEC USE ONLY

--------------------------------------------------------------------------------

      4.    SOURCE OF FUNDS       00

--------------------------------------------------------------------------------

      5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [X]

--------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION        Pennsylvania

--------------------------------------------------------------------------------

              7.    SOLE VOTING POWER                              0

Number       -------------------------------------------------------------------
of Shares
Beneficially  8.    SHARED VOTING POWER                            0
Owned
by Each      -------------------------------------------------------------------
Reporting
Person        9.    SOLE DISPOSITIVE POWER                         0
With
             -------------------------------------------------------------------

             10.   SHARED DISPOSITIVE POWER                        0

--------------------------------------------------------------------------------

      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      0

--------------------------------------------------------------------------------

      12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                0%

--------------------------------------------------------------------------------

      14.   TYPE OF REPORTING PERSON                                         00

CUSIP NO. 377316 10 4

--------------------------------------------------------------------------------

      1.    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS.

            Voting Trustee of P. H. Glatfelter Family Shareholders' Voting Trust established pursuant to an Agreement dated as of July 1, 1993, and terminated on July 8, 2004.

--------------------------------------------------------------------------------

      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)

            (b) X

--------------------------------------------------------------------------------

      3.    SEC USE ONLY

--------------------------------------------------------------------------------

      4.    SOURCE OF FUNDS           00

--------------------------------------------------------------------------------

      5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION        Pennsylvania

--------------------------------------------------------------------------------

      This Amendment No. 5, dated as of July 8, 2004, amends the Schedule 13D, dated July 1, 1993 and filed on July 2, 1993 (File No. 5-12158) by the P. H. Glatfelter Family Shareholders' Voting Trust established pursuant to an Agreement, dated as of July 1, 1993, and the Trustees of the P. H. Glatfelter Family Shareholders' Voting Trust (the "Initial 13D"), as amended by Amendment No. 1, dated and filed June 8, 1999; Amendment No. 2, dated and filed July 10, 2000; Amendment No. 3, dated and filed September 13, 2001; and Amendment No. 4, dated and filed August 9, 2002.

      ITEM  1. SECURITY AND ISSUER

      This Statement relates to the Common Stock, par value $.01 per share (the "Glatfelter Stock") of P. H. Glatfelter Company, a Pennsylvania corporation (the "Company"), which has its principal executive offices at 96 South George Street, Suite 500, York, Pennsylvania 17401.

      This Statement is being filed by PNC Bank, National Association ("PNC"), on behalf of the P. H. Glatfelter Family Shareholders' Voting Trust (the "Voting Trust") and its Body of Trustees (the "Voting Trustee"). The Voting Trust was established pursuant to an Agreement, dated as of July 1, 1993 (the "Voting Trust Agreement"), a copy of which was filed as an exhibit to the Initial 13D.

      Pursuant to the Voting Trust Agreement, PNC, as trustee and co-trustee, and the other co-trustees, of many of the fiduciary trusts (the "Family Trusts") established by and for the benefit of the lineal descendants by birth of Philip
H. Glatfelter or spouses of such descendants (the "Glatfelter Family"), ceded to the Voting Trustee voting power over the shares of Glatfelter Stock held of record by such Family Trusts. A total of 72 Family Trusts were most recently subject to the Voting Trust. The Family Trusts that had been subject to the Voting Trust prior to its termination are referred to herein as the "Constituent Trusts," and the shares of Glatfelter Stock that had been held in the Voting Trust are referred to herein as the "Trust Shares."

      The Voting Trust has been terminated by unanimous written consent of all of the Constituents (as defined below) filed with the Trust Agent on July 8, 2004, coincident with and as of the date of the filing by the Company with the Securities and Exchange Commission, at the request of PNC and representatives of the Glatfelter Family, of a Registration Statement on Form S-3 (No. 333-117233) on July 8, 2004 for the sale by PNC, as trustee and co-trustee of the Family Trusts and certain other Family Trusts, certain other co-trustees of the Family Trusts and certain other shareholders of the Company in an underwritten public offering (the "Offering") of 6,500,000 shares of Glatfelter Stock (plus 975,000 shares subject to over-allotment options), which includes 5,135,953 shares or approximately 49% of the aggregate number of shares of Glatfelter Stock that had been held by the Voting Trust.

      ITEM  2. IDENTITY AND BACKGROUND

      The members of the Glatfelter Family who are settlors or beneficiaries of the Constituent Trusts were divided into five lineal groups (the "Groups") for the purpose of selecting those persons who constitute the Voting Trustee. The persons who have constituted the Voting Trustee had been: PNC, as Bank Constituent (the "Bank Constituent"), and the following five members, each of whom represented a Group (each a "Group Constituent" and, together with the Bank Constituent, the "Constituents").

      ITEMS 2 (a) - (c) AND (f). The names, residence or business addresses and principal occupations of the Group Constituents are set forth below:

                                 Residence or
Names                            Business Addresses        Principal Occupations
-----                            ------------------        ---------------------

Katherine G. Costello            195 Saddle Hill Road             Homemaker
                                 Spring Grove, PA 17362

William M. Eyster, II            204 St. Charles Way #166         Retired
                                 York, PA 17402

Elizabeth Glatfelter             9161 Greentree Road              Homemaker
                                 Philadelphia, PA 19118

Irene G. Simonsen                751 Manatee Cove                 Homemaker
(formerly Irene G. Fegley)       Vero Beach, FL  32963

Susan M.G. Messersmith           6569 Kopp Road
(formerly Susan M. G. Wilson)    Spring Grove, PA 17362           Homemaker

      Katherine G. Costello was elected as a Group Constituent on April 5, 1996 and replaced William L. Glatfelter III, who resigned on March 20, 1996. William
M. Eyster, II was one of the initial Group Constituents named in the Voting Trust Agreement. Elizabeth Glatfelter was elected as a Group Constituent on January 19, 1999 and replaced Patricia G. Foulkrod, whose term expired on December 31, 1998. Irene G. Simonsen (formerly Irene G. Fegley) was elected as a Group Constituent on January 30, 2001 and replaced H. Clinton Vaughan, whose term expired on December 31, 2000. Irene G. Simonsen's term expired on December 31, 2003 and she was not elected for another term. PNC, as Trust Agent, represented the Irene G. Simonsen Group from January 1, 2004 until the termination of the Voting Trust on July 8, 2004. Susan M. G. Messersmith was elected as a Group Constituent on June 5, 2000 and replaced Philip H. Glatfelter IV, who resigned by letter dated May 10, 2000. Each of the persons who was a Group Constituent is a United States citizen.

      The Bank Constituent is a national banking association, which provides deposit, lending, cash management, investment and trust services primarily within the geographic markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky. The business address of the Bank Constituent is 1600 Market Street, Philadelphia, PA 19103, Attn: Howard I. Verbofsky, Chief Counsel, PNC Advisors.

      The Bank Constituent is a wholly-owned, second-tier subsidiary of The PNC Financial Services Group, Inc., a Pennsylvania corporation.(1) The PNC Financial Services Group, Inc. is the ultimate parent corporation of the Bank Constituent. The PNC Financial Services Group, Inc. is one of the largest diversified financial services organizations in the United States. Its major businesses include regional community banking, wholesale banking, wealth management, asset management and global fund processing services. The principal business address of The PNC Financial Services Group, Inc. is One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707.

---------------
(1) A first-tier subsidiary of The PNC Financial Services Group, Inc., PNC Bancorp, Inc., a Delaware corporation, is the direct parent corporation of PNC Bank, National Association.

      The names and positions with PNC Bank, National Association and The PNC Financial Services Group, Inc. of the executive officers of PNC Bank, National Association and The PNC Financial Services Group, Inc. are set forth below:(2)

        Names                                                      Positions
        -----                                                      ---------
James E. Rohr                               Chairman and Chief Executive Officer
Robert C. Barry, Jr.                        Senior Vice President and Finance Business Risk Officer
William S. Demchak                          Vice Chairman and Chief Financial Officer
Joseph C. Guyaux                            President
Michael J. Hannon                           Senior Vice President and Chief Credit Policy Officer
Richard J. Johnson                          Senior Vice President and Director of Finance
William C. Mutterperl                       Vice Chairman
Samuel R. Patterson                         Controller
Helen P. Pudlin                             Senior Vice President and General Counsel
Timothy G. Shack                            Executive Vice President and Chief Information Officer
Joseph J. Whiteside                         Vice Chairman
Thomas K. Whitford                          Executive Vice President and Chief Risk Officer
John J. Wixted, Jr.                         Senior Vice President and Chief Regulatory Officer

      The business address of each such executive officer is c/o The PNC Financial Services Group, Inc., One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707, and each such executive officer is a United States citizen.

      The names, business addresses and principal occupations of the directors of PNC Bank, National Association are set forth below:

      Names                              Business Addresses                            Principal Occupations
      -----                              ------------------                            ---------------------
Paul W. Chellgren                  Ashland Inc.                                 Retired Chairman and Chief Executive
                                   Toebben Executive Center                     Officer
                                   541 Buttermilk Pike, Suite 207
                                   Crescent Springs, KY  41017

Robert N. Clay                     Clay Holding Company                         President and Chief Executive
                                   Three Chimneys Farm                          Officer
                                   P. O. Box 114
                                   Midway, KY 40347

J.Gary Cooper                      Commonwealth National Bank
                                   2214 St.Stephens Road                        Chairman and Chief Executive
                                   Mobile, AL  36617                            Officer

---------------
(2) Mr. Rohr is the President of PNC Bancorp, Inc. Mr. Rohr is an executive officer and director of each of The PNC Financial Services Group, Inc. and PNC Bank, National Association. The required information with respect to Mr. Rohr is provided elsewhere in this Item 2. Connie Bond Stuart is the Chairwoman of PNC Bancorp, Inc. and Maria C. Schaffer serves as Controller and Treasurer of PNC Bancorp, Inc. The required information with respect to Messes. Schaffer and Stuart is provided in footnote 3 of this Item 2.

         Names                               Business Addresses                     Principal Occupations
         -----                               ------------------                     ---------------------
George A. Davidson, Jr.            Dominion Resources, Inc.                     Retired Chairman
                                   Dominion Tower, 21st Floor
                                   625 Liberty Avenue
                                   Pittsburgh, PA  15222-3199

Joseph C. Guyaux                   The PNC Financial Services Group, Inc.       President
                                   One PNC Plaza
                                   249 Fifth Avenue
                                   Pittsburgh, PA  15222-2707

Richard B. Kelson                  Alcoa Inc.                                   Executive Vice President and
                                   11th Floor                                   Chief Executive Officer
                                   390 Park Avenue
                                   New York, NY  10022

Bruce C. Lindsay                   Brind-Lindsay & Co., Inc.                    Chairman and Managing
                                   1926 Arch Street                             Director
                                   Philadelphia, PA  19103-1444

Anthony A. Massaro                 Lincoln Electric Holdings, Inc.              Chairman
                                   22801 St. Clair Avenue
                                   Cleveland, OH  44117

Thomas H. O'Brien                  The PNC Financial Services Group, Inc.       Retired Chairman
                                   One PNC Plaza
                                   249 Fifth Avenue
                                   Pittsburgh, PA  15222-2707

Jane G. Pepper                     Pennsylvania Horticultural Society           President
                                   5th Floor
                                   100 N. 20th Street
                                   Philadelphia, PA  19103-1495

James E. Rohr                      The PNC Financial Services Group, Inc.       Chairman and Chief Executive
                                   One PNC Plaza                                Officer
                                   249 Fifth Avenue
                                   Pittsburgh, PA  15222-2707

Lorene K. Steffes                  9 Isabel's Way                               Independent Business Advisor and
                                   Brookfield, CT  06804                        Consultant

Dennis F. Strigl                   Verizon Wireless, Inc.                       President and Chief Executive
                                   180 Washington Valley Road                   Officer
                                   Bedminster, NJ  07921

       Names                             Business Addresses                            Principal Occupations
       -----                             ------------------                            ---------------------
Stephen G. Thieke                  5 McCarthy Court                             Retired Chairman, Risk Management
                                   Farmingdale, NY  11735                       Committee of JP Morgan Incorporated

Thomas J. Usher                    United States Steel Corporation              Chairman and Chief Executive
                                   61st Floor                                   Officer
                                   600 Grant Street
                                   Pittsburgh, PA  15219-2800

Milton A. Washington               AHRCO                                        President and Chief Executive
                                   5604 Baum Boulevard                          Officer
                                   Pittsburgh, PA  15206

Helge H. Wehmeier                  c/o Bayer Corporation                        Vice Chairman
                                   100 Bayer Road
                                   Building 4
                                   Pittsburgh, PA  15205-9741

      Each of the foregoing directors except Mr. Wehmeier is a United States citizen. Mr. Wehmeier is a citizen of Germany.

      The names, business addresses and principal occupations of the directors of The PNC Financial Services Group, Inc. are set forth below:(3)

      Names                              Business Addresses                            Principal Occupations
      -----                              ------------------                            ---------------------
Paul W. Chellgren                  Ashland Inc.                                 Retired Chairman and Chief Executive
                                   Toebben Executive Center                     Officer
                                   541 Buttermilk Pike, Suite 207
                                   Crescent Springs, KY  41017

Robert N. Clay                     Clay Holding Company                         President and Chief Executive Officer
                                   Three Chimneys Farm
                                   P. O. Box 114
                                   Midway, KY 40347

J. Gary Cooper                     Commonwealth National Bank                   Chairman and Chief Executive
                                   2214 St.Stephens Road                        Officer
                                   Mobile, AL  36617

---------------
(3) The directors of PNC Bancorp, Inc. are William S. Demchak, Connie Bond Stuart and Maria C. Schaffer. Mr. Demchak is an executive officer of The PNC Financial Services Group, Inc. and the required information with respect to him is provided elsewhere in this Item 2. The business address of each of Messes. Stuart and Schaffer is PNC Bank, Delaware, 222 Delaware Avenue, Wilmington, DE 19801. The principal occupation of Ms. Stuart is President and Chief Executive Officer of PNC Bank, Delaware, and the principal occupation of Ms. Schaffer is Vice President, Controller, Secretary and Treasurer of PNC Bank, Delaware. Each of Messes. Stuart and Schaffer is a United States citizen.

         Names                               Business Addresses                       Principal Occupations
         -----                               ------------------                       ---------------------
George A. Davidson, Jr.            Dominion Resources, Inc.                     Retired Chairman
                                   Dominion Tower, 21st Floor
                                   625 Liberty Avenue
                                   Pittsburgh, PA  15222-3199

Richard B. Kelson                  Alcoa Inc.                                   Executive Vice President and Chief
                                   11th Floor                                   Executive Officer
                                   390 Park Avenue
                                   New York, NY  10022

Bruce C. Lindsay                   Brind-Lindsay & Co., Inc.                    Chairman and Managing Director
                                   1926 Arch Street
                                   Philadelphia, PA  19103-1444

Anthony A. Massaro                 Lincoln Electric Holdings, Inc.              Chairman
                                   22801 St. Clair Avenue
                                   Cleveland, OH  44117

Thomas H. O'Brien                  The PNC Financial Services Group, Inc.       Retired Chairman
                                   One PNC Plaza
                                   249 Fifth Avenue
                                   Pittsburgh, PA  15222-2707

Jane G. Pepper                     Pennsylvania Horticultural Society           President
                                   5th Floor
                                   100 N. 20th Street
                                   Philadelphia, PA  19103-1495

James E. Rohr                      The PNC Financial Services Group, Inc.       Chairman and Chief Executive Officer
                                   One PNC Plaza
                                   249 Fifth Avenue
                                   Pittsburgh, PA  15222-2707

Lorene K. Steffes                  9 Isabel's Way                               Independent Business Advisor and
                                   Brookfield, CT  06804                        Consultant

Dennis F. Strigl                   Verizon Wireless, Inc.                       President and Chief Executive Officer
                                   180 Washington Valley Road
                                   Bedminster, NJ  07921

Stephen G. Thieke                  5 McCarthy Court                             Retired Chairman, Risk Management
                                   Farmingdale, NY  11735                       Committee of JP Morgan Incorporated

        Names                            Business Addresses                         Principal Occupations
        -----                            ------------------                         ---------------------
Thomas J. Usher                    United States Steel Corporation              Chairman and Chief Executive
                                   61st Floor                                   Officer
                                   600 Grant Street
                                   Pittsburgh, PA  15219-2800

Milton A. Washington               AHRCO                                        President and Chief Executive
                                   5604 Baum Boulevard                          Officer
                                   Pittsburgh, PA  15206

Helge H. Wehmeier                  c/o Bayer Corporation                        Vice Chairman
                                   100 Bayer Road
                                   Building 4
                                   Pittsburgh, PA  15205-9741

      Each of the foregoing directors except Mr. Wehmeier is a United States citizen. Mr. Wehmeier is a citizen of Germany.

      ITEM 2 (d) During the last five years, none of the persons named in Items 2 (a) - (c) and (f) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      ITEM 2 (e) (i) On July 18, 2002, The PNC Financial Services Group, Inc., the ultimate parent of the Bank Constituent, announced that it had entered into a written agreement with the Federal Reserve Bank of Cleveland ("Federal Reserve") and that its principal subsidiary, the Bank Constituent, had entered into a written agreement with the Office of the Comptroller of the Currency ("OCC"). These agreements addressed such issues as risk, management and financial controls. On September 15, 2003 and September 29, 2003, respectively, the Federal Reserve lifted its formal written agreement with The PNC Financial Services Group, Inc.and the OCC lifted its formal written agreement with the Bank Constituent. These actions brought the agreements to a conclusion.

            (ii) On June 2, 2003, PNC ICLC Corp. ("PNCICLC"), an indirect non-bank subsidiary of The PNC Financial Services Group, Inc., entered into a Deferred Prosecution Agreement (the "Deferred Prosecution Agreement") with the United States Department of Justice, Criminal Division, Fraud Section (the "Department of Justice") relating to PNCICLC's actions in connection with the three PAGIC transactions that were entered into in 2001. On June 23, 2004, the United States District Court for the Western District of Pennsylvania granted the Department of Justice's motion seeking dismissal with prejudice of the criminal complaint originally filed with the District Court on June 2, 2003, pursuant to the terms of the Deferred Prosecution Agreement.

      The Deferred Prosecution Agreement, the criminal complaint filed thereunder and the District Court's Order of June 23, 2004 are described in detail in The PNC Financial Services Group, Inc.'s Current Reports on form 8-K filed on June 2, 2003 and June 23, 2004, each of which is incorporated herein by reference, which reference is qualified in its entirety by reference to the actual text of such Reports. The 8-K (including the exhibits thereto) is accessible on the SEC's website at http://www.sec.gov.

      ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Trust Shares were deposited in the Voting Trust 1993 under the terms and conditions set forth in the Voting Trust Agreement, and no consideration was paid therefor. No consideration was paid or received by the Voting Trustee or any Constituents in connection with the termination of the Voting Trust.

      An aggregate of 631,017 shares which had been subject to the Voting Trust are pledged to PNC by one revocable Family Trust as collateral for a loan to the settlor of one Constituent Trust in the aggregate principal amount of $2,710,399.83 as of July 8, 2004. Pursuant to the Voting Trust Agreement, PNC retained a security interest in such shares.

      ITEM  4. PURPOSE OF TRANSACTION

      PNC has had longstanding relationships with the Company, the Glatfelter Family and the Family Trusts through one or more of its roles as a lender, financial advisor, trustee, executor, agent and custodian. In 1993, PNC determined to effect and administer the Voting Trust in an effort to promote the education of the members of the Glatfelter Family regarding the Company's business, especially among the younger generations of the Glatfelter Family. PNC believed that the Voting Trust would provide Company management with a means of communicating, through the Constituents, with a wide range of Members of the Glatfelter Family, which should encourage Company management to pursue the Company's long-term strategic plans that are supported by the Voting Trust, for the benefit of all shareholders of the Company.

      At the request of PNC and representatives of the Glatfelter Family, the Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 (No. 333-117233) for the sale by PNC, as trustee and co-trustee of substantially all of the Constituent Trusts and other Family Trusts, certain other co-trustees of such Constituent and Family Trusts, and certain other shareholders of the Company (collectively, the "Selling Shareholders") in a public offering (the "Offering") of 5,135,953 shares of Glatfelter Stock that had been held in the Voting Trust (the "Registered Shares"), which represents approximately 49% of the Trust Shares, pursuant to the Registration Statement and an Underwriting Agreement, to be entered into among the Company, the Selling Shareholders and Credit Suisse First Boston LLC, as representative (the "Representative") of the Underwriters named therein (the "Underwriters"), containing customary terms and conditions and substantially in the form to be filed as an exhibit to the Registration Statement (the "Underwriting Agreement").

      Coincident with the filing by the Company of the Registration Statement, the Voting Trust has been terminated by unanimous written consent of all of the Constituents filed with the Trust Agent on July 8, 2004.

      The identity of the Family Trusts (including the Constituent Trusts that had been subject to the Voting Trust) for which shares of Glatfelter Stock are proposed to be sold in the Offering, the trustees and co-trustees of such Trusts and the number of shares of Glatfelter Stock held by each such Trust prior to and at the completion of the Offering, are set forth in the Company's Prospectus contained in the Registration Statement under the heading PRINCIPAL AND SELLING SHAREHOLDERS and the footnotes thereto, to which reference is hereby made.

      None of the persons named in Item 2 above has any present plans which relate to or would result in: (i) the acquisition by any person of additional securities of the Company or, except as set forth above, the disposition of securities of the Company, except in amounts which are not material;

(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(8)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

      ITEM  5. INTEREST IN SECURITIES OF THE ISSUER

      At the time of the termination of the Voting Trust, the Voting Trustee had sole voting power as to the 12,038,557 Trust Shares, which represent approximately 27.5% of the outstanding shares of Glatfelter Stock.(4) The Voting Trustee did not have any dispositive power as to the Trust Shares.

      The Voting Trust provided that the Trust Shares could be voted only by the Voting Trustee in accordance with the affirmative vote of a majority of the votes cast by the Constituents pursuant to a weighted formula in which (i) each Group Constituent was entitled to cast such number of votes as was equal to the number of Trust Shares in which the Group represented by such Group Constituent had an interest as a settlor of a revocable Family Trust, or as a current income beneficiary (or, if there were none, as a current distribution beneficiary) of an irrevocable Family Trust, and (ii) the Bank Constituent was entitled to cast such number of votes as was equal to the number of Trust Shares in which any irrevocable Constituent Trust had an interest.

      Under the Voting Trust Agreement, none of the Constituents, as such, had any dispositive power as to the Trust Shares. Except as otherwise provided in this paragraph, none of the Constituents, as such, had any voting power as to the Trust Shares. PNC had certain powers that may have been construed as shared voting power as to the Trust Shares. As a result of its status as the Bank Constituent, PNC had the power to cast a considerable number of votes in any determination by the Voting Trustee. While its votes as Bank Constituent alone may not have been determinative of Voting Trustee action, PNC, as the Trust Agent of the Voting Trust (the "Trust Agent"), for a time also occupied the position of a Group Constituent during the period when a vacancy existed in that position. In such capacity, PNC, as the Trust Agent, cast the votes of that Group Constituent, as well as its own votes as the Bank Constituent, in determining Voting Trustee action, and might well then have been in a position to determine such action for such period. The Trust Agent also had broad administrative powers and discretionary authority over the timing of certain withdrawals of Trust Shares.

      Under the Voting Trust Agreement, the Constituent Trusts had the right to withdraw the Trust Shares they deposited in the Voting Trust at any time upon fulfillment of certain conditions. Thus, each Constituent Trust, and its trustee or co-trustees, could have been deemed to have retained voting and dispositive power over the Trust Shares deposited by it. In addition, certain

---------------
(4) The percentage of outstanding shares of Common Stock is based on the shares held by the Voting Trustee on July 8, 2004 and the total number of outstanding shares as of May 31, 2004 as reported in the P.H. Glatfelter Company's Registration Statement on Form S-3 filed on July 8, 2004.

Trust Shares were subject to various rights to acquire as set forth in various Constituent Trust documents and other documents ancillary thereto. Thus, the persons who possessed such rights might also have been deemed to have had voting and dispositive power over the Trust Shares subject to such rights.

      Katherine G. Costello, a former Group Constituent, has beneficial ownership of 800,482 Trust Shares held by one Constituent Trust (the "Costello Trust"). She has the right to revoke and to withdraw such Trust Shares from the Costello Trust, at which point she would have sole voting and dispositive power as to such Trust Shares. PNC, as sole trustee of the Costello Trust, currently has sole voting and dispositive power as to such Trust Shares. Ms. Costello may also be deemed to have shared voting and dispositive power, as co-trustee with PNC, as to 14,500 Trust Shares held by four other Constituent Trusts.

      William M. Eyster, II, a former Group Constituent, has beneficial ownership of 1,398,676 Trust Shares held by one Constituent Trust (the "Eyster Trust"). He has the right to revoke and to withdraw such Trust Shares from the Eyster Trust, at which point he would have sole voting and dispositive power as to such Trust Shares. PNC, as sole trustee of the Eyster Trust, currently has sole voting and dispositive power as to such Trust Shares. All of such Trust Shares were distributed to Mr. Eyster upon the termination of seven separate Family Trusts as a result of the death of his mother, Elizabeth G. Rosenmiller, on September 23, 2003. Upon Mr. Eyster's direction, the shares were deposited to the Eyster Trust on June 7 and 8, 2004. Mr. Eyster may also be deemed to have shared voting and dispositive power, as co-trustee with PNC, as to 28,000 Trust Shares held by another Constituent Trust. In addition, Mr. Eyster has sole voting and dispositive power as to 5,000 other shares of Glatfelter Stock.(5)

      Elizabeth Glatfelter, a former Group Constituent, has beneficial ownership of 876,980 Trust Shares held by one Constituent Trust (the "Elizabeth Glatfelter Trust"). She has the right to revoke the Elizabeth Glatfelter Trust and to withdraw such Trust Shares, at which point she would have sole voting and dispositive power as to such Trust Shares. PNC, as sole trustee of the Elizabeth Glatfelter Trust, currently has sole voting and dispositive power as to such Trust Shares. Ms. Glatfelter may also be deemed to have shared voting and dispositive power, as co-trustee with PNC as to 39,508 Trust Shares held by two other Constituent Trusts.

      Susan M. G. Messersmith, a former Group Constituent, has beneficial ownership of 216 Trust Shares held by one Constituent Trust (the "Messersmith Trust"). She has the right to revoke and to withdraw such Trust Shares from the Messersmith Trust, at which point she would have sole voting and dispositive power as to such Trust Shares. PNC is co-trustee of the Messersmith Trust, and as such may be deemed to have shared voting and dispositive power as to such Trust Shares. Ms. Messersmith may also be deemed to have shared voting and dispositive power, as co-trustee with PNC as to 11,360 Trust Shares held by two other Constituent Trusts.

      Irene G. Simonsen, a former Group Constituent, withdrew 363,408 shares from one Constituent Trust on December 26, 2003 and after that date had sole voting and dispositive power as to such shares. She currently has no interest in any Trust Shares.

      PNC, as sole trustee of 37 Constituent Trusts, had sole voting and dispositive power as to 8,462,450 Trust Shares, and as co-trustee of 35 Constituent Trusts may be deemed to have shared

---------------
(5) PNC holds 16,933 shares of common stock for Janet V. Eyster, spouse of William M. Eyster, in an investment account in her name. She has the right to withdrawn such shares, at which point she would have sole voting and dispositive powers. PNC, as investment advisor, currently has sole voting and dispositive power with respect to such shares.

voting power as to 3,305,963 Trust Shares and shared dispositive power as to 3,576,107 Trust Shares. The PNC Financial Services Group, Inc., as the parent of PNC, may be deemed to have the same beneficial ownership as to the Trust Shares as PNC.(6) Certain Trust Shares as to which PNC has beneficial ownership may also be beneficially owned by the persons serving as the Group Constituents as set forth in this Item (5).

      In addition, the Trust Shares that are in the Voting Trust may also be beneficially owned by certain members of the Glatfelter Family who are not Group Constituents; 13 such members of the Glatfelter Family are co-trustees, along with PNC, of one or more of the Family Trusts and may be deemed to have beneficial ownership as to the Trust Shares held by such Trusts; 13 such members of the Glatfelter Family have a right to withdraw an aggregate of 4,022,220 Trust Shares held in 15 Family Trusts;(7) one such member of the Glatfelter Family has a right to purchase 243,816 Trust Shares held in one Family Trust of which PNC is sole trustee, and an annual, non-cumulative right of withdrawal equal to the greater of 5% or $5,000, which relates to 86,316 Trust Shares held by four Family Trusts;(8) and nine such members of the Glatfelter Family, each a beneficiary of a separate Family Trust, have a 60-day non-cumulative right of withdrawal after a gift has been made to the respective Family Trust in respect to an amount equal to the annual gift tax exclusion, which rights, collectively, relate to 55,788 Trust Shares.

      PNC has sole voting and dispositive power as to an aggregate of 2,310,600 shares of Glatfelter Stock which are held of record by ten other Family Trusts, and the sole voting with no dispositive power as to 270,785 shares held of record by three other members of the Glatfelter Family in investment advisory accounts.

      In addition to the beneficial ownership of the Trust Shares and the Glatfelter Stock held of record by the other Family Trusts, as described above, The PNC Financial Services Group, Inc. has sole voting and dispositive power as to 119,094 shares of Glatfelter Stock, sole voting and no dispositive power as to 11,311 shares of Glatfelter Stock and may be deemed to have shared voting and dispositive power as to 7,518 shares of Glatfelter Stock (collectively, the "Non-Family Shares"). All of the Non-Family Shares are held of record by PNC in the ordinary course of business, as sole trustee, co-trustee or executor of fiduciary accounts other than the Family Trusts and the other Family Trusts, as sole trustee or co-trustee of charitable trusts, or as custodian or agent.

      The PNC Financial Services Group, Inc. and PNC, as trustee, executor, custodian and agent, report their respective beneficial ownership of the Trust Shares, the shares of Glatfelter Stock held of record by the other Family Trusts, and the Non-Family Shares on a Schedule 13G filed with the Securities and Exchange Commission.

      Except as set forth in this Item 5, none of the persons named in Item 2 Family Trusts. has had any transactions in shares of the Glatfelter Stock in the last 60 days.

---------------
(6) The same is true of PNC Bancorp, Inc. See notes 1, 2, 3 above.

(7) One Family Member has a right to withdraw 8,872 Trust Shares from a Family Trust upon 90 days notice. In respect of all other Trust Shares, the withdrawal right may be exercised at any time.

(8) This Family Member also has a right to purchase 2,306,178 shares of Common Stock that are held of record by nine other

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      In connection with the Offering, each of the Selling Shareholders has executed and delivered to the Company (i) an Irrevocable Power of Attorney, dated as of July 8, 2004 (the "Power of Attorney"), granting to John C. van Roden, Jr., the Senior Vice President and Chief Financial Officer of the Company, as attorney in fact, on the terms and conditions and subject to the limitations set forth therein, the power to enter into, and sell the Registered Shares to the Underwriters on behalf of the Selling Shareholders pursuant to, the Underwriting Agreement; and (ii) a Custody Agreement, dated as of July 8, 2004 (the "Custody Agreement"), with Mellon Investor Services LLC, as Custodian (the "Custodian"), pursuant to which the Registered Shares have been delivered to the Custodian by PNC for delivery to the Underwriters pursuant to the Underwriting Agreement; and (iii) a Lockup Agreement, dated as of July 8, 2004 (the "Lockup Agreement") with the Underwriters, under which the Selling Shareholders have agreed with the Underwriters not to sell any shares of Glatfelter Stock, other than the Registered Shares sold in the Offering, except as otherwise provided in the Lockup Agreement, without the prior written consent of the Company and the Underwriters for a period of 180 days from the date the Registration Statement becomes effective under the Securities Act (the "Effective Date"), and not to seek the registration under the Securities Act of 1933 of any such shares of Glatfelter Stock held by the Selling Shareholders for a period of 365 days from the Effective Date. The Power of Attorney, Custody Agreement and Lockup Agreement generally provide that they are subject to termination if the Underwriting Agreement shall not have been entered into by October 31, 2004, or if the Company shall have abandoned the Offering.

      In addition, PNC, as trustee or co-trustee of the Family Trusts and the other Selling Shareholders, has agreed with the Company pursuant to a Reimbursement Agreement, dated June 11, 2004 (the "Reimbursement Agreement"), to reimburse the Company out of the assets of the Family Trusts selling shares in the Offering for substantially all of the reasonable expenses of the Company associated with the Offering.

      ITEM  7. MATERIAL TO BE FILED AS EXHIBITS

      P. H. Glatfelter Family Shareholders' Voting Trust Agreement, dated as of July 1, 1993, was filed as an exhibit to the Initial Schedule 13D (File No. 5-12158) and is hereby incorporated by reference.

      The Registration Statement was filed by the Company with the Commission on July 8, 2004, to which the Underwriting Agreement is to be attached as an exhibit. The forms of Power of Attorney, Custody Agreement, Lockup Agreement and Reimbursement Agreement are attached hereto as Exhibits "A", "B", "C" and "D", respectively, and incorporated herein by reference.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   P.H. Glatfelter Family Shareholders' Voting
                                   Trust established pursuant to agreement
                                   dated as of July  1, 1993.

                                   PNC Bank, National Association,as Trust Agent

July 22, 2004                               By: /s/ LINDA R. MANFREDONIA
                                               ------------------------
                                               Linda R. Manfredonia
                                               Senior Vice President

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Voting Trustee of P.H. Glatfelter Family
                                  Shareholders' Voting Trust established
                                  pursuant to agreement dated as of July 1,1993.


                                  PNC Bank, National Association,as Trust Agent

July 22, 2004                     By: /s/ LINDA R. MANFREDONIA
                                      ------------------------
                                      Linda R. Manfredonia
                                      Senior Vice President

                                    EXHIBIT A
                                       TO
                                  SCHEDULE 13D

                             P.H. GLATFELTER COMPANY

                         PUBLIC OFFERING OF COMMON STOCK

              IRREVOCABLE POWER OF ATTORNEY OF SELLING SHAREHOLDER

John van Roden
c/o 96 S. George Street, Suite 500
York, Pennsylvania 17401

      The undersigned shareholder of P.H. Glatfelter Company, a Pennsylvania corporation (the "Company"), understands that it is contemplated that certain shareholders of the Company, including the undersigned ("Selling Shareholders"), will sell Common Stock, $0.01 par value ("Common Stock"), of the Company to certain underwriters (the "Underwriters") represented by Credit Suisse First Boston LLC ("CSFB", or the "Representative") pursuant to the Underwriting Agreement referred to below, and that the Underwriters propose to offer and sell such Common Stock to the public (the "Offering"). The undersigned also understands that, in connection with such offer and sale, the Company has filed a Registration Statement ("Registration Statement") with the Securities and Exchange Commission ("Commission") to register under the Securities Act of 1933 the shares to be offered.

      Concurrently with the execution and delivery of this Power of Attorney, the undersigned is also executing and delivering a Custody Agreement in substantially the form attached as Annex I (the "Custody Agreement") pursuant to which certificates for at least the number of shares of Common Stock to be sold by the undersigned as set forth opposite the signature of the undersigned at the end of this instrument are being deposited with Mellon Investor Services LLC, as custodian ("Custodian"), and is furnishing an opinion, dated the date of delivery of this Power of Attorney and such Custody Agreement, of counsel for the undersigned addressed to the Underwriters and to the Company, to the effect set forth in Annex II.

      1. In connection with the foregoing, the undersigned hereby irrevocably constitutes and appoints John van Roden as attorney-in-fact (the "Attorney") of the undersigned, with full power and authority to act, including full power of substitution, in the name of and for and on behalf of the undersigned with respect to all matters arising in connection with the sale of Common Stock by the undersigned pursuant to the Offering including, but not limited to, the power and authority to take any and all of the following actions:

            (a) following receipt of written instructions from the Company, the Attorney shall, sell, assign and transfer to the Underwriters, in accordance with the terms of the Underwriting Agreement (as defined herein), the Maximum Number of Shares (as set forth on the signature page hereof) of Common Stock of the Company including, if the Underwriters shall exercise their over-allotment option contained in the Underwriting Agreement and/or if the Company elects to increase the size of the Offering pursuant to Rule 462(b), up to the Maximum Number of Optional Shares (as set forth on the signature page hereof), and represented by the certificates deposited by the undersigned with the Custodian pursuant to the Custody Agreement, or such lesser number as the Attorney shall be instructed (in writing by the Company), at a purchase price per share to be paid by the Underwriters, as determined by negotiation among the Company and the Representative, but at the same price per share to be paid by the Underwriters to each of the other Selling Shareholders for the Common Stock sold by it;

            (b) following receipt of written instructions from the Company, the Attorney shall, for the purpose of effecting such sale, make, execute, deliver and perform the undersigned's obligations under the Underwriting Agreement among the Company, the Selling Shareholders and the Underwriters substantially in the form filed as an exhibit to the Registration Statement (such agreement, in the form in which executed, being herein called the "Underwriting Agreement"), receipt of a draft of which is hereby acknowledged, containing such additions to or changes in the terms, provisions and conditions thereof as the Attorney in his sole discretion shall determine, including, subject to the limitation set forth in paragraph 1(a) hereof, the purchase price per share to be paid by the

      Underwriters and including any additions to or changes in the terms, provisions and conditions thereof relating to the public offering of such Common Stock by the Underwriters; provided, however, that the Attorney shall not agree to change or amend the Underwriting Agreement in such a way as to impose additional representations or warranties on the Selling Shareholders, or to impose other obligations on the Selling Shareholders that are materially more onerous than the form of Underwriting Agreement first filed as an exhibit to the Registration Statement;

            (c) following receipt of written instructions from the Company, to give such orders and instructions to the Custodian and the transfer agent for the Common Stock as the Attorney in his sole discretion shall determine, with respect to (i) the transfer of the Common Stock on the books of the Company in order to effect the sale to the Underwriters, including giving the name or names in which new certificates for such Common Stock are to be issued and the denominations thereof, (ii) the delivery to or for the account of the Underwriters of certificates for such Common Stock against receipt by the Custodian of the purchase price to be paid therefor, (iii) the payment by the Custodian out of the proceeds of such sale of any expenses that are to be borne by the undersigned in connection with the offer, sale and delivery of the Common Stock, (iv) the remittance to the undersigned of new certificates representing that number of shares of Common Stock, if any, that is in excess of the number of shares of Common Stock sold and to be sold at any subsequent Closing Date by the undersigned to the Underwriters;

            (d) following receipt of written instructions from the Company, to retain legal counsel in connection with any and all matters referred to herein (which counsel may, but need not, be counsel for the Company);

            (e) following receipt of written instructions from the Company, to execute and deliver any amendment to the Custody Agreement; provided, however, that no such amendment shall (i) increase the number of shares of Common Stock to be sold by the undersigned above the Maximum Number of Shares specified below (including, if the Underwriters shall exercise their over-allotment option contained in the Underwriting Agreement and/or if the Company elects to increase the size of the Offering pursuant to Rule 462(b), the Maximum Number of Optional Shares) or (ii) impose materially more onerous obligations on the Selling Shareholders;

            (f) following receipt of written instructions from the Company, to agree to the allocation of the expenses of the offering among the Company and the Selling Shareholders, including the undersigned;

            (g) following receipt of written instructions from the Company, to endorse (in blank or otherwise) on behalf of the undersigned the certificate or certificates representing the Common Stock to be sold by the undersigned, or a stock power or powers attached to such certificate or certificates;

            (h) following receipt of written instructions from the Company, to make, acknowledge, verify and file on behalf of the undersigned applications, such documents, undertakings or reports as may be required by law with state commissioners or officers administering state securities laws; and

            (i) following receipt of written instructions from the Company, to make, exchange, acknowledge and deliver all such other contracts, powers of attorney, orders, receipts, notices, requests, instructions, certificates, letters and other writings, including communications to the Commission, and amendments to the Underwriting Agreement, and in general to do all things and to take all actions, that the Attorney in his sole discretion may consider necessary or proper in connection with or to carry out the aforesaid sale of Common Stock to the Underwriters and the public offering thereof, as fully as could the undersigned if personally present and acting; provided, however, that the Attorney shall not take any action that will impose obligations on the Selling Shareholders that are materially more onerous than the provisions of the Underwriting Agreement, the Custody Agreement and this Power of Attorney.

      2. This Power of Attorney and all authority conferred hereby are granted and conferred subject to the interests of the Underwriters and in consideration of those interests, and for the purpose of completing the transactions contemplated by the Underwriting Agreement and this Power of Attorney. This Power of Attorney and all authority conferred hereby shall be irrevocable and shall not be terminated by the undersigned or by operation of law, whether by the death or incapacity of the undersigned (if the undersigned is an individual), by the death or incapacity of any trustee or executor or the termination of any trust or estate (if the undersigned is a trust or an estate), or by the dissolution or liquidation of any corporation or partnership (if the undersigned is a corporation or partnership), or by the occurrence of any other event. If any event described in the preceding sentence shall occur before the delivery of the Common Stock to be sold by the undersigned under the Underwriting Agreement, certificates for such Common Stock shall be delivered by or on behalf of the undersigned in accordance with the terms and conditions of the Underwriting Agreement and the Custody Agreement, and all other actions required to be taken under the Underwriting Agreement and the Custody Agreement shall be taken, and action taken by the Attorney pursuant to this Power of Attorney shall be as valid as if such event had not occurred, whether or not the Custodian, the Attorney, or any one of them, shall have received notice of such event.

      Notwithstanding the foregoing, if (i) the Underwriting Agreement shall not be entered into and the transactions contemplated thereby shall not be consummated prior to October 31, 2004 or (ii) the undersigned has received written notification from the Company that the Offering has been abandoned, then from and after such date or receipt of such notice, the undersigned shall have the power to revoke all authority hereby conferred by giving notice on or promptly after such date to the Attorney, with a copy to the Custodian, that this Power of Attorney has been terminated; subject, however, to all lawful action done or performed by the Attorney, pursuant to this Power of Attorney prior to the actual receipt of such notice. If the undersigned revokes the authority hereby conferred due to the circumstances described in (ii) above, the notice provided by the undersigned to the Attorney shall include a copy of the Company's notice to the undersigned that the Offering has been abandoned.

      The undersigned has entered into a lock-up agreement with CSFB dated the date hereof (the "Lock-Up Agreement"). Under the terms of the Lock-Up Agreement, the undersigned has agreed to certain restrictions with respect to the sale, pledge or disposition of Common Stock held by the undersigned. The Lock-Up Agreement provides that the undersigned's Common Stock may be released from the terms of the Lock-Up Agreement in certain corporate transactions or in the case of a fully-financed tender offer. If Common Stock of the undersigned is released from the Lock-Up Agreement because of such a corporate transaction or tender offer, then, upon receipt of written notice to you of the undersigned (with a copy to the Company and the CSFB) you shall provide written notice to the Custodian, directing the Custodian to release and return such number of Common Stock as has been released from the Lock-Up Agreement.

      3. The Attorney shall be entitled to act and rely upon any statement, request, notice or instruction respecting this Power of Attorney given to the Attorney by the undersigned; provided, however, that the Attorney shall not be entitled to act on any statement or notice to the Attorney with respect to a Closing Date under the Underwriting Agreement, or with respect to the termination of the Underwriting Agreement, or advising that the Underwriting Agreement shall not have been executed and delivered, unless such statement or notice shall have been confirmed in writing to the Attorney by CSFB.

      4. Except for circumstances involving the Attorney's gross negligence or wilfull misconduct, the undersigned agrees to hold the Attorney free and harmless from any and all loss, damage or liability that they may sustain as a result of any action taken in good faith hereunder. It is understood that the Attorney shall serve without compensation.

      5. In acting hereunder, the Attorney may rely on the representations, warranties and agreements of the undersigned made in the Custody Agreement.

      6. THIS POWER OF ATTORNEY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

Date:

Maximum Number of Shares                    ______________________________
of Common Stock to be                       /s/
sold to the Underwriters:                   ______________________________
                                            As a co-trustee of the trusts
                                            set forth on Schedule A

_________ shares

Including:  Maximum Number of Optional      PNC Bank, National Association As
Shares to be sold to Underwriters:          trustee or co-trustee of the trusts
                                            set forth on Schedule A, and not in
                                            its corporate capacity
_________ shares

                                            By:___________________________
                                               Margaret A. West
                                               Senior Vice President

                                    EXHIBIT B
                                       TO
                                  SCHEDULE 13D

                             P.H. GLATFELTER COMPANY

                         PUBLIC OFFERING OF COMMON STOCK

                                CUSTODY AGREEMENT

Mellon Investor Service LLC
One Mellon Center--500 Grant Street
Pittsburgh, PA 15250--0001

Dear Sirs:

      There are delivered to you herewith, and you acknowledge receipt of, one or more certificates, in negotiable and proper deliverable form (with the signature guaranteed by a bank, trust company, broker, dealer, municipal securities dealer, government securities dealer or broker, credit union, a national securities exchange, registered securities association or clearing agency, or a savings institution that is a participant in a Securities Transfer Association recognized program or by a Medallion Signature Guarantor, or accompanied by a duly executed stock power or powers, in blank, bearing the signature of the undersigned so guaranteed), representing no less than the number of issued and outstanding shares of Common Stock, $0.01 par value (the "Common Stock"), of P.H. Glatfelter Company, a Pennsylvania corporation (the "Company"), set forth opposite the signature of the undersigned at the end of this letter. The undersigned agrees to deliver to the Attorney (as defined herein) or to you such additional documentation as the Attorney or the Company or Credit Suisse First Boston LLC ("CSFB") or you or any of their respective counsel may request to effectuate or confirm compliance with any of the provisions hereof, of the Company's Articles of Incorporation or of the Underwriting Agreement (as defined herein), all of the foregoing to be in form and substance satisfactory in all respects to the Attorney and you. The certificates for the Common Stock are to be held by you as Custodian for the account of the undersigned and are to be disposed of by you in accordance with this Custody Agreement. You acknowledge that you are also the Company's transfer agent for its Common Stock.

      Concurrently with the execution and delivery of this Custody Agreement, the undersigned has executed and delivered an irrevocable power of attorney ("Power of Attorney") to John van Roden or his duly designated substitute (the "Attorney"), authorizing the Attorney to sell from the number of shares of Common Stock represented by the certificates deposited with you hereunder, up to that number of shares of Common Stock set forth opposite the signature of the undersigned at the end of this letter (including any Optional Shares (as defined in the Underwriting Agreement)), or such lesser number as the Attorney may determine, and for that purpose to enter into and perform an underwriting agreement (the "Underwriting Agreement"), among the Company, certain shareholders of the Company including the undersigned (the "Selling Shareholder"), and certain underwriters (the "Underwriters") represented by CSFB (the "Representative").

      In addition the undersigned has completed and signed the attached Substitute Form W-9.

      You are authorized and directed (a) to hold the certificates deposited with you hereunder in your custody and (b) following receipt of written instructions from the Company, on each closing date specified in the Underwriting Agreement at which the undersigned is selling any shares of Common Stock (each, a "Closing Date"), you shall take all necessary action as set forth in such written instructions (i) to cause the Common Stock to be transferred on the books of the Company into such names as the Attorney or the Underwriter shall have instructed you in writing and to exchange the certificates representing such Common Stock for new certificates for such Common Stock registered in such names and in such denominations as the Attorney or CSFB shall have instructed you, and (ii) to deliver such new certificates to CSFB for the account of the Underwriters, against payment of the purchase price for such Common Stock, and give receipt for such payment, (iii) to pay such expenses, including transfer taxes, as you may be instructed in writing to pay by the Attorney, and, if instructed by the Attorney to do so, remit to the undersigned the balance, after deducting such expenses, of the amount received by you as payment for such Common Stock, and (iv) furnish to the undersigned a Form 1099 on or before the next following January 31. With such remittance you shall also promptly deliver or cause to be delivered to the undersigned new certificates (which may bear appropriate legends) representing the number of shares of Common Stock deposited hereunder (if any) that are in excess of the number of shares of Common Stock sold (and to be sold at any subsequent Closing Date) by the undersigned to the Underwriters, which number shall be provided to you by written notice from the Company.

      If the Underwriting Agreement shall not be entered into and the transactions contemplated thereby shall not be consummated prior to October 31, 2004 then, notwithstanding the terms of the fourth paragraph next below, upon the written request to you of the Attorney or the undersigned (accompanied in the latter case by written notice of termination of the Power of Attorney addressed to the Attorney with a copy to you) on or promptly after that date, you are to return to the undersigned the certificates for the Common Stock deposited with you hereunder; provided however that if no such written request is received by you on or before November 15, 2004, you shall immediately return such certificates to the undersigned. In addition, upon receipt of written notice from the Company notifying you that the proposed offering of the Company's Common Stock has been abandoned, you are to return to the undersigned the certificates for the Common Stock deposited with you hereunder.

      The undersigned has entered into a lock-up agreement with CSFB dated the date hereof (the "Lock-Up Agreement"). Under the terms of the Lock-Up Agreement, the undersigned has agreed to certain restrictions with respect to the sale, pledge or disposition of Common Stock held by the undersigned. The Lock-Up Agreement provides that the undersigned's Common Stock may be released from the terms of the Lock-Up Agreement in certain corporate transactions or in the case of a fully-financed tender offer. If Common Stock of the undersigned is released from the Lock-Up Agreement because of such a corporate transaction or tender offer, then, notwithstanding the terms of the third paragraph next below, upon the written notice to you of the Attorney (with a copy to the Company and CSFB) such notice to specify the numbers of Common Stock that have been released from the Lock-Up Agreement, you are to promptly return to the undersigned the certificates for such number of Common Stock specified in the notice described herein.

      Under the terms of the Power of Attorney, the authority conferred thereby is granted, made and conferred subject to and in consideration of the interests of the Underwriters and, except as set forth in the paragraph two above, is irrevocable and not subject to termination by the undersigned or by operation of law, and the obligations of the undersigned under the Underwriting Agreement are similarly not subject to termination and shall remain in full force and effect until such date. Accordingly, the certificates deposited with you hereunder and this Custody Agreement and your authority hereunder are subject to the interests of the Underwriters, and this Custody Agreement and your authority hereunder are irrevocable and are not subject to termination, except as set forth in the preceding paragraph, by the undersigned or by operation of law, whether by the death or incapacity of the undersigned (if the undersigned is an individual), by the death or incapacity of any trustee or executor or the termination of any trust or estate (if the undersigned is a trust or an estate), or by the dissolution or liquidation of any corporation or partnership (if the undersigned is a corporation or partnership) or the occurrence of any other event. If any event referred to in the preceding sentence should occur before the delivery of the Common Stock to be sold by the undersigned under the Underwriting Agreement, certificates for such Common Stock shall, except as specifically provided in the Underwriting Agreement, be delivered by you on behalf of the undersigned in accordance with the terms and conditions of the Underwriting Agreement and this Custody Agreement, and action taken by you pursuant to this Custody Agreement shall be as valid as if such event had not occurred, whether or not you or the Attorney shall have received notice of such event.

      Until payment of the purchase price pursuant to the Underwriting Agreement has been made to the undersigned by or for the account of the Underwriters, the undersigned shall remain the owner of the Common Stock delivered to you hereunder and shall have the right to vote such Common Stock and all other Common Stock, if any, represented by the certificates deposited with you hereunder and to receive any and all dividends and distributions thereon.

      You shall be entitled to act and rely upon any statement, request, notice or instruction respecting this Custody Agreement given to you by the Attorney; provided, however, that you shall not be entitled to act on any statement or notice to you with respect to a Closing Date under the Underwriting Agreement, or with respect to the termination of the Underwriting Agreement, or advising that the Underwriting Agreement shall not have been executed and delivered, unless such statement or notice shall have been confirmed in writing to you by a Vice President or Managing Director of CSFB.

      Whenever in the performance of your duties under this Custody Agreement you shall deem it necessary or desirable that any fact or matter be proved, established or explained by the undersigned or an Attorney prior to taking, suffering or omitting any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the undersigned or by an Attorney, as the case may be, and delivered to you; and such certificate shall be full and complete authorization and protection to you and you shall incur no liability for or in respect of any action taken, suffered or omitted by it under the provisions of this Custody Agreement in reliance upon such certificate.

      It is understood that you assume no responsibility or liability to any person other than to deal with the certificates deposited with you hereunder and to deliver to the undersigned a Form 1099 in accordance with the provisions of this

Custody Agreement You make no representations with respect to and shall have no responsibility for the registration statement relating to the proposed public offering of Common Stock or the prospectus contained therein or, except as herein expressly provided, for any aspect of the proposed public offering of Common Stock. You shall be liable hereunder to the undersigned, the Company, the Representative, the Attorney, the Underwriters, the Selling Shareholder or any other person only for your own gross negligence or bad faith (which gross negligence or bad faith must be determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction). The undersigned agrees to pay to you reasonable compensation for all services rendered by you hereunder and, from time to time, on demand, your reasonable expenses and counsel fees and other disbursements incurred in the preparation, administration, delivery, execution and amendment of this Custody Agreement and the exercise and performance of your duties hereunder. The undersigned agrees to indemnify you for and to hold you harmless against any loss, liability or expense incurred on your part arising out of or in connection with your acting as Custodian under this Custody Agreement, and for the cost and expense of defending against any claim of liability hereunder that is not due to your own gross negligence or bad faith (which gross negligence or bad faith must be determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction). The undersigned agrees that you may consult with legal counsel of your own choice (who may be counsel for the Company) and you shall have full and complete authorization and protection for, and shall incur no liability for or in respect of, any action taken, suffered or omitted by you hereunder in accordance with the advice or opinion of such legal counsel. Anything in this Custody Agreement to the contrary notwithstanding, in no event shall you be liable for special, indirect, punitive, incidental or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if you have been advised of the likelihood of such loss or damage and regardless of the form of action. Your liability hereunder will be limited to the amount of fees paid by the undersigned to you pursuant to this Custody Agreement.

      You shall not be subject to, nor be required to comply with, or determine if any person has complied with, the Underwriting Agreement or any agreements or documents related to or referred to in the Underwriting Agreement or any other agreement between or among the parties thereto, even though reference thereto may be made in this Custody Agreement, or to determine any calculation set forth in the Underwriting Agreement or to determine whether any condition set forth in the Underwriting Agreement has been met, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Custody Agreement.

      This Custody Agreement constitutes a representation and warranty by the undersigned that (i) the undersigned has, and at each Closing Date will have, valid and unencumbered title to the Common Stock to be sold on each such Closing Date pursuant to the Underwriting Agreement, the undersigned will have full right and power and all authorizations and approvals required by law to sell, assign, transfer and deliver such Common Stock under the Underwriting Agreement and upon the delivery of and payment for such Common Stock under the Underwriting Agreement, the Underwriters will receive valid and unencumbered title thereto; and (ii) the undersigned has, and at all times through each Closing Date will have, full legal right and power and all authorizations and approvals required by law to enter into this Custody Agreement, the Power of Attorney and the Underwriting Agreement and to carry out all the applicable terms and provisions hereof and thereof, and this Custody Agreement, the Power of Attorney and the Underwriting Agreement are, and at all times through each Closing Date will be, valid and binding obligations of the undersigned.

      The undersigned has carefully reviewed the representations, warranties, statements and agreements to be made by the undersigned as a Selling Shareholder under the Underwriting Agreement (in the form filed as an exhibit to the Registration Statement) and does hereby represent, warrant and agree that (a) such representations, warranties and statements, insofar as they relate to the undersigned, are true and correct as of the date hereof and will be true and correct at all times through each Closing Date and (b) such agreements, insofar as they relate to the undersigned, have (where applicable) been complied with as of the date hereof and will be complied with on and after each such Closing Date.

      The undersigned has not taken and will not take, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the shares of Common Stock being sold pursuant to the Underwriting Agreement.

      The foregoing representations, warranties and agreements, and those contained in the Underwriting Agreement, are made for the benefit of, and may be relied upon by, the Attorney the Company, the Underwriters, the Custodian and the representatives, agents and counsel of each of the foregoing.

      THIS CUSTODY AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

      Please acknowledge your acceptance hereof as Custodian, and receipt of the certificates deposited with you hereunder, by executing and returning to the undersigned the enclosed copy hereof.

Date:

Maximum Number of Shares                    ______________________________
of Common Stock to be                       ______________________,
sold to the Underwriters:                   As a co-trustee of the trusts
                                            set forth on Schedule A

_______ shares

Including:  Maximum Number of Optional      PNC Bank, National Association As
Shares to be sold to Underwriters:          trustee or co-trustee of the trusts
                                            set forth on Schedule A, and not in
                                            its corporate capacity
_______ shares

                                            By:____________________________
                                               Margaret A. West
                                               Senior Vice President

Mellon Investor Services LLC

By:___________________________
   Name:
   Title:

                                    EXHIBIT C
                                       TO
                                  SCHEDULE 13D

                                                                    July 8, 2004

Credit Suisse First Boston LLC
      Eleven Madison Avenue
      New York, NY   10010-3629

Dear Sirs:

            In partial consideration of the Underwriters' decision to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in an orderly market for common stock, $0.01 par value (the "SECURITIES") of P.H. Glatfelter Company, and any successor (by merger or otherwise) thereto, (the "COMPANY"), the undersigned hereby agrees that from the date hereof and until 180 days after the public offering date set forth on the final prospectus used to sell the Securities (the "PUBLIC OFFERING DATE") pursuant to the Underwriting Agreement among you (as representative of the several Underwriters), certain selling shareholders and the Company, to which you are or expect to become a party, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC. ("CSFB"). In addition, the undersigned agrees that, without the prior written consent of CSFB and the Company, it will not, during the period commencing on the date hereof and ending 365 days after the Public Offering Date, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

            Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Securities acquired by the undersigned in the open market, after the date of filing with the Securities and Exchange Commission of a registration statement with respect to the proposed offering, will not be subject to this Agreement. A transfer of Securities to a family member or trust, or a transfer of Securities in the form of a charitable gift, may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer and such transfer shall not involve a disposition for value. In addition, anything in this Agreement to the contrary notwithstanding, it is expressly understood and agreed that, upon written notice to CSFB and the Company by the undersigned, the Securities will not be subject to this Agreement if either of the following shall occur at any time, except for the period between the execution of the Underwriting Agreement and the Closing Date (as defined in the Underwriting Agreement): (1) the Company enters into an agreement for a corporate transaction in the nature of a merger, consolidation, share exchange or sale of assets with another company such that the Securities would become exchangeable for consideration in accordance with the terms of such transaction; or (2) a fully-financed tender offer for the common stock of the Company is made; provided, that, the Securities will only be exempt from the operation of this Agreement for the specific purpose of (x) exchanging such Securities in a corporate transaction described in (1) above, or
(y) tendering such Securities into a tender offer as described in (2) above, and, provided further, that, in each case, the relevant corporate transaction or tender offer successfully closes. If such corporate transaction or tender offer does not close, the relevant Securities will continue to be subject to this Agreement.

            In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

            This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. In addition, this Agreement shall be binding on the undersigned in their personal capacity as well as their capacity as a grantor or co-trustee of a trust that holds Securities. This Agreement shall lapse and become null and void on the earlier of: (i) October 31, 2004, provided that the Public Offering Date shall not have occurred on or before such date; (ii) receipt by the undersigned of written notification from the Company that the proposed offering has been abandoned; or (iii) such time as the parties otherwise agree to terminate this Agreement in writing. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

                                                 Very truly yours,

                                    EXHIBIT D
                                       TO
                                  SCHEDULE 13D

                             REIMBURSEMENT AGREEMENT

PNC Bank, National Association, as trustee
(not in its corporate capacity)
1600 Market Street
Philadelphia, PA   19103
Attention:  Ms. Margaret A. West

                  Re:   Reimbursement Agreement

Ladies and Gentlemen:

            We are writing to you in your capacity as Trustee of various trusts created for descendents of Philip H. Glatfelter (the "Selling Shareholders").

            On behalf of and as trustee for the Trusts, you have engaged in discussions with P.H. Glatfelter Company (the "Company") with respect to the filing by the Company of a registration statement on Form S-3 with respect to a proposed underwritten offering of shares of the Company's common stock by the Trusts through an investment banking firm (the "Registration Statement"). While discussions are continuing, the Trusts have requested that the Company commence the preparation of the Registration Statement, as well as all related documentation, and to undertake appropriate due diligence in order to provide the Trusts with a better opportunity to respond quickly to favorable market conditions if and when an agreement to proceed with the offering is reached with the Company.

            The Company is under no legal obligation to prepare or file the Registration Statement. Nevertheless, the Company is willing to accommodate your request on the condition that from the assets of the Trusts, the Trusts agree to reimburse the Company for all of its reasonable, necessary and appropriate costs related to the Registration Statement and the proposed offering.

            Accordingly, the Company agrees to proceed, on a commercially reasonable basis, with the preparation of the Registration Statement and with other matters associated with the proposed offering, and PNC as trustee but not in its corporate capacity agrees to reimburse the Company but only out of the assets of the Trusts for all reasonable "Registration Expenses", as hereinafter defined, promptly after receipt of invoices therefor and in any event no later than 10 days after the first to occur of (i) the delivery of the Company's invoice following the completion of the secondary offering of the Company's common stock, or (ii) a determination by the Company, the underwriters and/or PNC not to proceed with the offering. Notwithstanding the foregoing, PNC shall not be required to reimburse the Company for "Registration Expenses" (i) in the event that only the Company determines, not to proceed with the secondary offering of the Company's common stock as a result of (A) any order, decree, directive, investigation, or request (other than a request to disclose or file the custody agreement) of any court or governmental or regulatory body

(including without limitation the Securities and Exchange Commission); or (B) any event, matter, or circumstance involving the bad faith, willful misconduct or fraud of the Company; or (ii) incurred by the Company after the receipt of a written request by the Selling Shareholders not to proceed with the Offering.

            The term "Registration Expenses" shall mean all direct expenses incurred by the Company in connection with the negotiation, preparation, printing and filing of the Registration Statement, preliminary prospectuses and the final prospectus (but excluding periodic reports filed with the SEC which are incorporated documents), and any amendments or supplements thereto, the underwriting agreement, powers of attorney, the custody agreement, questionnaires, blue sky surveys and other related documents, as well as the fees and expenses of the transfer agent and registrar, the fees and expenses of outside legal counsel for the Company, the fees and expenses of outside legal counsel for the Special Committee of the Company's Board of Directors, the fees and expenses of the Company's independent auditors, one-half of the fees and expenses related to the Company's road show, and all other reasonable out-of-pocket expenses, such as photocopying and printing, telephone and telecopier, and postage and other delivery charges, relating to the proposed offering.

            Please confirm your agreement to the foregoing by signing a copy of this letter and returning it to the undersigned with a copy to Robert Hall and Timothy Hoeffner.

                                                   Sincerely,

                                                   ___________________________
                                                   Markus R. Mueller
                                                   General Counsel

Confirmed and agreed to as of the
date first above written:

PNC Bank, National Association (as trustee and not in its corporate capacity)

By: ___________________________

Name: _________________________

Title:_________________________